# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NANO-X IMAGING LTD, CIK 0001795251
CUSIP: M70700105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel (L3), 4970602
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001910627

## Reporting persons
- SK square Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SK Square Americas, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: NANO-X IMAGING LTD
Address of issuer's principal executive offices: Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by SK square Co., Ltd. ("SK square") and SK Square Americas, Inc. ("SK Square Americas") (each, a "Reporting Person," and together, the "Reporting Persons").
This Amendment No. 1 amends and supplements the Schedule 13G previously filed jointly by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on February 14, 2022 (the "Original Schedule 13G"). This Amendment No. 1, which is being filed to disclose that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding ordinary shares of NANO-X IMAGING LTD (the "Issuer"), constitutes an exit filing for the Reporting Persons. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13G.
Address of principal business office or, if none, residence:
The address of the principal business office of SK square is 65, Eulji-ro, Jung-gu, Seoul 04539, Korea.
The address of the principal business office of SK Square Americas is 65 Challenger Rd, Ste 250, Ridgefield Park, NJ 07660, United States.
Citizenship: See the response to row 4 of the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page.
Percent of class: 0.0%
Sole power to vote or to direct the vote: See the response to row 5 of the cover page.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page.
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SK square Co., Ltd.: /s/ Joongsuk Oh, Joongsuk Oh/Vice President (05/14/2026)
- SK Square Americas, Inc.: /s/ Jin Myung Jung, Jin Myung Jung/Chief Executive Officer (05/14/2026)